UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Silver Spring Networks, Inc.

File No. 1-35828 - CF#33565

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Silver Spring Networks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits 10.8 and 10.9 to a Form 10-K filed on March 9, 2016. In that same application, Silver Spring Networks, Inc. also requested confidential treatment for information it excluded from Exhibits 10.5 and 10.6 to the Form 10-K filed on March 9, 2016, as modified by the same contracts refiled with fewer redactions as Exhibit 10.5 and 10.6 to a Form 10-K/A filed on July 25, 2016.

Based on representations by Silver Spring Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through July 1, 2021
Exhibit 10.6	through January 25, 2022
Exhibit 10.8	through April 23, 2026
Exhibit 10.9	through April 23, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary